Exhibit 4.5a Hite Warrant

WARRANT TO EXERCISE 200,000 SHARES OF COMMON STOCK
VOID AFTER 5 P.M., DENVER TIME, ON NOVEMBER 1, 2003

ENTRUST FINANCIAL SERVICES, INC.

        This certifies that, for value received, DAVID HITE, the registered holder hereof (the “Warrantholder”) is entitled to receive from ENTRUST FINANCIAL SERVICES, INC., a Colorado corporation, at any time after 9 a.m., Denver time, on November 1, 2001 and before 5p.m., Denver time, on November 1, 2003 at the exercise price of $1.00 per share (the “Exercise Price”), a total of 200,000 shares of Common Stock of the Company.

        This warrant may be exercised according to the following schedule:

                         The right receive 50,000 common shares is immediately exercisable;

                         The right receive 50,000 common shares shall be exercisable at such time as the Company has received at least $1,000,000 in additional equity financing or other acceptable alternative financing and/or credit lines;

                         The right receive 50,000 common shares shall be exercisable at such time as the Company’s common stock bid price reaches $5.00 per share for thirty consecutive trading days, after adjustment for a one-for-ten reverse split, Effective February, 2002, reducing the issued and outstanding shares to less than 3,000,000; and

                         The right receive 50,000 common shares shall be exercisable upon the Company’s listing on a national stock exchange agreeable to the Company.

        This Warrant may be exercised in whole or in part as to those rights which have matured, by presentation of this Warrant Certificate and simultaneous payment of the Exercise Price at the principal office of the Company or the warrant agent, if any. Payment of such price shall be made at the option of the Warrantholder in cash or by certified check.

        Upon any partial exercise of this Warrant, there shall be signed and issued to the Warrantholder hereof a new Warrant Certificate in respect to the shares of Common Stock as to which this Warrant shall not have been exercised. This Warrant Certificate may be exchanged at the office of the Company by surrender of this Warrant Certificate properly endorsed for one or more new Warrant Certificates to the same aggregate number of shares of Common Stock represented by the Warrant Certificate exchanged. No fractional shares of Common Stock will be issued upon the exercise of rights to hereunder, but the Company shall pay the cash value of any fraction upon the exercise of one or more Warrants. This Warrant Certificate is not transferable.

        This Warrant does not entitle any Warrantholder hereof to any of the rights of a stockholder of the Company.

DATED: May 1, 2002

ENTRUST FINANCIAL SERVICES, INC. By: /s/ President

(SEAL)

ATTEST: /s/